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                                  FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I.       GENERAL IDENTIFYING INFORMATION
1.       Reason fund is applying to deregister:
         Answer: Liquidation.

2.       Name of Fund:
         Answer: Threshold Advisor Funds, Inc.

3.       Securities and Exchange Commission File No.
         Answer: 801-10117

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?
         Answer: Initial Application.

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
         Answer: 10829 Olive Blvd, St. Louis, MO, 63141

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
         Answer: Charlotte D. Cribbs, 10829 Olive Blvd, St. Louis, MO, 63141,
         (314) 432-0400

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:
         Answer: Unified Fund Services, Inc., 431 N. Pennsylvania St., Indianapolis, IN 46204, (317)917-7000

8.       Classification of fund:
         Answer: Management company.

9.       Subclassification if the fund is a management company:
         Answer: Open-end.

10.      State law under which the fund was organized or formed:
         Answer: Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
         Answer: Kennedy Capital Management, Inc., 10829 Olive Blvd,
         St. Louis, MO, 63141

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
         Answer: Unified Financial Services, Inc., 431 N. Pennsylvania, Indianapolis, IN, 46204

13.      If the fund is a unit investment trust ("UIT") provide:
         Answer: N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund
         Answer: No.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
         Answer: Yes.


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         If Yes, state the date on which the board vote took place: Friday,
         April 27, 2001.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
         Answer: No.

         If No, explain:
         As set forth in the Fund's Articles of Incorporation, shareholders are entitled to participate in the Fund's liquidation by receiving distributions to shareholders. The Fund's Articles do not require shareholder approval to liquidate the Fund.

II.      DISTRIBUTIONS TO SHAREHOLDERS
16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
         Answer: Yes.

         (a) If Yes, list the date(s) on which the fund made those distributions:
         May 9, 2001.

         (b) Were the distributions made on the basis of net assets?
         Yes.

         (c) Were the distributions made pro rata based on share ownership?
         Yes.

         (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         Each shareholder received a distribution in the amount of the shareholder's pro rata share of the Fund's net assets (based on share ownership), plus an additional amount necessary to increase the distribution to at least the amount of the shareholder's initial investment in the Fund, plus the amount of any sales charge paid by the shareholder. To the extent a series of the Fund had insufficient net assets to make each shareholder whole, additional amounts and/or sales charges were paid by Kennedy Capital Management, Inc., the Fund's advisor.

         (e) Liquidations only:
         Were any distributions to shareholders made in kind?
         Answer: No.

17.      Closed-end funds only:
         Has the fund issued senior securities?
         Answer:  N/A

18.      Has the fund distributed ALL of its assets to the fund's shareholders?
         Answer: Yes.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
         Answer: No.

III.     ASSETS AND LIABILITIES
20. Does the fund have any assets as of the date this form is filed? (see question 18 above)
         Answer: No.



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21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
         Answer: No.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION
22.      (a) List the expenses incurred in connection with the Merger or
         Liquidation:
                 (i)      Legal expenses:                      $ 4,622.45
                 (ii)     Accounting expenses:                          0
                 (iii)    Other expenses (list and identify
                          separately):
                          1. Transfer Agency Fees              $ 1,003.36
                          2. Fund Accounting Fees              $ 1,500.00
                          3. Administrative Fees               $ 2,148.17
                          4. Shareholder Reimbursements        $19,926.97
                 (iv)     Total expenses:                      $29,200.95

         (b) How were those expenses allocated?
         One hundred percent (100%) of the total expenses described above were paid by Kennedy Capital Management, Inc. ("KCM"), the Fund's Advisor. KCM paid certain expenses out-of-pocket and then directed the Fund to deduct the remaining expenses from KCM's shareholder account in the Fund. KCM initially invested $200,000 as seed capital in the Fund and it received a liquidating distribution of $180,073.02. All Fund shareholders were made whole and all liquidation expenses of the Fund have been paid.

         (c) Who paid those expenses?
         Kennedy Capital Management, Inc., the Fund's Advisor.

         (d) How did the fund pay for unamortized expenses (if any)?
         Answer: No expenses were amortized.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
         Answer: No.

V.       CONCLUSION OF FUND BUSINESS
24.      Is the fund a party to any litigation or administrative proceeding?
         Answer: No.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
         Answer: No.
                                VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Threshold Advisors Fund, Inc., (ii) she is the Secretary
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of Threshold Advisors Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                         (Signature)

                                         /s/ Charlotte D. Cribbs

                                         Charlotte D. Cribbs, Secretary